UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                       Second-Quarter 2008 Results
                                          FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated sales and operating segment income reached all-time second quarter records

➢	Consolidated net sales increased 17.4%, and operating segment income increased 17.6% in nominal terms

➢	Television Broadcasting net sales increased 7.5% in nominal terms, and the operating segment income margin was 51.2%

➢	Average weekday prime-time audience share was 75%

➢	Sky sales increased 11.8%; operating segment income increased 13.9% in nominal terms, and the margin reached a second-quarter record of 49.8%

➢	We paid a cash dividend of approximately Ps.2,230 million

Consolidated Results

Mexico City, D.F., July 17, 2008—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for second quarter 2008. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS)1.

The following table sets forth a condensed consolidated statement of income for the three months ended June 30, 2008 and 2007, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing second quarter 2008 with second quarter 2007:

	2Q 2008[1]	Margin %	2Q 2007[1]	Margin %	2Q 2007[2]	Margin %	Change[2] %
Net sales	11,503.6	100.0	10,118.3	100.0	9,802.2	100.0	17.4
Operating income	4,008.4	34.8	3,586.2	35.4	3,460.4	35.3	15.8
Consolidated net income	2,319.0	20.2	2,318.3	22.9	2,230.4	22.8	4.0
Majority interest net income	1,840.7	16.0	2,094.6	20.7	2,013.4	20.5	(8.6)

Consolidated net sales increased 17.4% to Ps.11,503.6 million in second quarter 2008 compared with Ps.9,802.2 million in second quarter 2007. This increase was attributable to revenue growth in our Cable and Telecom, Television Broadcasting, Sky, Publishing, Other Businesses, and Pay Television Networks segments.

Consolidated operating income increased 15.8% to Ps.4,008.4 million in second quarter 2008 compared with Ps.3,460.4 million in second quarter 2007. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Majority interest net income decreased 8.6% to Ps.1,840.7 million in second quarter 2008 compared with Ps.2,013.4 million in second quarter 2007. The net decrease of Ps.172.7 million reflected i) a Ps.440.8 million increase in other expense, net; ii) a Ps.80.5 million increase in integral cost of financing; and iii) a Ps.261.3 million increase in minority interest net income. These unfavorable changes were partially offset by a Ps.548 million increase in operating income; a Ps.61.5 million decrease in equity in losses of affiliates, net; and a Ps.0.4 million decrease in income taxes.

1 We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we no longer recognize such effects in our financial reporting. Accordingly, we are presenting our results for second quarter 2008 in millions of nominal Mexican pesos. Also, as required by Mexican FRS, we are presenting our second quarter 2007 results in millions of Mexican pesos in purchasing power as of December 31, 2007.
2 We also present our second quarter 2007 results in nominal terms to provide additional comparison with our second quarter 2008 results. Results are explained comparing nominal second quarter figures for each year.

Second-Quarter Results by Business Segment

The following table presents second-quarter results ended June 30, 2008 and 2007, for each of our business segments. Results for the second quarter 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the second quarter 2008 are stated in millions of nominal Mexican pesos.

Net Sales	2Q 2008%		2Q 2007%		Inc. %
Television Broadcasting	5,290.9	44.9	5,091.9	49.0	3.9
Pay Television Networks	514.7	4.4	450.7	4.3	14.2
Programming Exports	571.2	4.8	599.0	5.8	(4.6)
Publishing	927.3	7.9	815.1	7.8	13.8
Publishing Distribution	122.1	1.0	131.6	1.3	(7.2)
Sky	2,272.5	19.3	2,094.4	20.1	8.5
Cable and Telecom	1,408.0	11.9	603.9	5.8	133.2
Other Businesses	688.2	5.8	611.4	5.9	12.6
Segment Net Sales	11,794.9	100.0	10,398.0	100.0	13.4
Intersegment Operations[1]	(291.3)		(279.7)		(4.1)
Consolidated Net Sales	11,503.6		10,118.3		13.7

Operating Segment Income (Loss)[2]	2Q 2008	Margin %	2Q 2007	Margin %	Inc. %
Television Broadcasting	2,707.1	51.2	2,555.0	50.2	6.0
Pay Television Networks	329.9	64.1	271.1	60.2	21.7
Programming Exports	265.0	46.4	291.5	48.7	(9.1)
Publishing	173.7	18.7	159.7	19.6	8.8
Publishing Distribution	4.6	3.8	16.6	12.6	(72.3)
Sky	1,130.6	49.8	1,023.3	48.9	10.5
Cable and Telecom	450.0	32.0	233.5	38.7	92.7
Other Businesses	(6.3)	(0.9)	(101.4)	(16.6)	93.8
Operating Segment Income	5,054.6	42.9	4,449.3	42.8	13.6
Corporate Expenses	(83.4)	(0.7)	(98.3)	(0.9)	15.2
Depreciation and Amortization	962.8	8.4	764.8	7.6	25.9
Consolidated Operating Income	4,008.4	34.8	3,586.2	35.4	11.8

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Second-Quarter Results by Business Segment in Nominal Terms

The following table presents second-quarter results ended June 30, 2008 and 2007, for each of our business segments. Results for the second-quarter 2007 and 2008 are presented in millions of nominal Mexican pesos.

Net Sales	2Q 2008%		2Q 2007%		Inc. %
Television Broadcasting	5,290.9	44.9	4,921.2	48.8	7.5
Pay Television Networks	514.7	4.4	437.1	4.3	17.8
Programming Exports	571.2	4.8	581.1	5.8	(1.7)
Publishing	927.3	7.9	794.6	7.9	16.7
Publishing Distribution	122.1	1.0	128.6	1.3	(5.1)
Sky	2,272.5	19.3	2,032.0	20.2	11.8
Cable and Telecom	1,408.0	11.9	585.9	5.8	140.3
Other Businesses	688.2	5.8	593.1	5.9	16.0
Segment Net Sales	11,794.9	100.0	10,073.6	100.0	17.1
Intersegment Operations[1]	(291.3)		(271.4)		(7.3)
Consolidated Net Sales	11,503.6		9,802.2		17.4

Operating Segment Income (Loss)[2]	2Q 2008	Margin %	2Q 2007	Margin %	Inc. %
Television Broadcasting	2,707.1	51.2	2,460.2	50.0	10.0
Pay Television Networks	329.9	64.1	263.2	60.2	25.3
Programming Exports	265.0	46.4	282.8	48.7	(6.3)
Publishing	173.7	18.7	154.4	19.4	12.5
Publishing Distribution	4.6	3.8	16.2	12.6	(71.6)
Sky	1,130.6	49.8	992.7	48.9	13.9
Cable and Telecom	450.0	32.0	226.6	38.7	98.6
Other Businesses	(6.3)	(0.9)	(98.4)	(16.6)	93.6
Operating Segment Income	5,054.6	42.9	4,297.7	42.7	17.6
Corporate Expenses	(83.4)	(0.7)	(95.4)	(0.9)	12.6
Depreciation and Amortization	962.8	8.4	741.9	7.6	29.8
Consolidated Operating Income	4,008.4	34.8	3,460.4	35.3	15.8

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Second-quarter sales increased 7.5% to Ps.5,290.9 million compared with Ps.4,921.2 million in second quarter 2007. This increase was driven by strong ratings and by the favorable comparison resulting from the fact that this year the Easter holiday fell in the first quarter rather than the second quarter.

Second-quarter operating segment income increased 10% to Ps.2,707.1 million compared with Ps.2,460.2 million in second quarter 2007, and the margin increased to 51.2%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Pay Television Networks
Second-quarter sales increased 17.8% to Ps.514.7 million compared with Ps.437.1 million in second quarter 2007. This increase reflects higher revenues due to increases in prices and the number of subscribers in Mexico, Latin America, and Spain; and higher advertising sales.

Second-quarter operating segment income increased 25.3% to Ps.329.9 million compared with Ps.263.2 million in second quarter 2007, and the margin increased to 64.1%. These results were driven by higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
Second-quarter sales decreased 1.7% to Ps.571.2 million compared with Ps.581.1 million in second quarter 2007. This decline was driven primarily by a negative translation effect on foreign-currency-denominated sales amounting to Ps.25.4 million. This was partially offset by a 5.2% increase in royalties from Univision, which amounted to US$39.5 million for the quarter.

Second-quarter operating segment income decreased 6.3% to Ps.265 million compared with Ps.282.8 million in second quarter 2007, and the margin was 46.4%. These results were driven by lower sales that were partially offset by lower operating expenses.

Publishing
Second-quarter sales increased 16.7% to Ps.927.3 million compared with Ps.794.6 million in second quarter 2007. This reflects i) an increase in advertising and magazine circulation sales abroad driven mainly by the acquisition of Editorial Atlántida; and ii) higher advertising sales in Mexico. This was partially offset by a decrease in circulation sales in Mexico and by a negative translation effect on foreign-currency-denominated sales that amounted to Ps.13 million.

Second-quarter operating segment income increased 12.5% to Ps.173.7 million, compared with Ps.154.4 million in second quarter 2007; the margin was 18.7%. These results were driven by higher sales, which were partially offset by higher cost of sales and operating expenses.

Publishing Distribution
Second-quarter sales decreased 5.1% to Ps.122.1 million compared with Ps.128.6 million in second quarter 2007. This decrease reflects lower circulation in Mexico and abroad of magazines published by the Company, which was partially offset by higher circulation in Mexico and abroad of magazines published by third parties.

Second-quarter operating segment income decreased 71.6% to Ps.4.6 million compared with Ps.16.2 million in second quarter 2007, and the margin was 3.8%. These results reflect a decrease in sales and an increase in cost of sales and operating expenses.

Sky
Second-quarter sales increased 11.8% to Ps.2,272.5 million compared with Ps.2,032 million in second quarter 2007. This result reflects an increase in the subscriber base in Mexico, Central America, and the Dominican Republic. As of June 30, 2008, the number of gross active subscribers increased to 1,694,330 (including 119,698 commercial subscribers), compared with 1,490,298 (including 104,409 commercial subscribers) as of June 30, 2007. Sky closed the quarter with 71,000 subscribers in Central America and the Dominican Republic. The company expects to begin operations in Panama in the second half of 2008.

Second-quarter operating segment income increased 13.9% to Ps.1,130.6 million compared with Ps.992.7 million in second quarter 2007, and the margin increased to 49.8%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Cable and Telecom
Second-quarter sales increased 140.3% to Ps.1,408 million compared with Ps.585.9 million in second quarter 2007. This increase was attributable to i) a 20.1% increase in sales of Cablevisión, which amounted to Ps.703.7, driven mainly by an increase in revenue generating units (RGUs); ii) the consolidation of Bestel, which generated sales of Ps.450.5 million; and iii) the consolidation of Cablemás starting June 1, 2008, which generated sales of Ps.253.8 million.

Second-quarter operating segment income increased 98.6% to Ps.450 million compared with Ps.226.6 million in second quarter 2007, and the margin was 32%. These results reflected higher sales that were partially offset by an increase in costs and expenses related to Bestel and Cablemás. Cablevisión, Bestel, and Cablemás generated operating segment income of Ps.301, Ps.56.6, and Ps.92.4 million, respectively.

2Q 2008	Cablevisión	Cablemás	Total
Subscribers
Video	568,479	805,390	1,373,869
Internet	173,049	224,799	397,848
Telephony	22,877	67,012	89,889
RGUs	764,405	1,097,201	1,861,606

Other Businesses
Second-quarter sales increased 16% to Ps.688.2 million compared with Ps.593.1 million in second quarter 2007. This increase was attributable to higher sales in our gaming, radio, and internet businesses, which were partially offset by a decrease in sales in our soccer and feature-film distribution businesses.

Second-quarter operating segment loss decreased to Ps.6.3 million compared with a loss of Ps.98.4 million in second quarter 2007, reflecting higher sales and lower operating expenses that were partially offset by higher cost of sales.

Corporate Expenses
Share-based compensation expense in second quarter 2008 and 2007 amounted to Ps.26.5 million and Ps.33.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees and is recognized over the vesting period in majority stockholders’ equity.

Non-operating Results in Nominal Terms

Other expense, net
Other expense, net, increased by Ps.440.8 million to Ps.520.1 million in second quarter 2008, compared with Ps.79.3 million in second quarter 2007. This increase reflected primarily an impairment adjustment to reduce the carrying value of goodwill related to the operations of our US television station in San Diego, California.

Other expense, net, in second quarter 2008, included primarily the impairment adjustment referred to above, as well as professional services in connection with certain litigation and other matters, and donations.

Integral cost of financing
The following table sets forth integral cost of financing for the three months ended June 30, 2008 and 2007.

	2Q 2008	2Q 2007	Increase (decrease)
Interest expense	504.6	454.7	49.9
Interest income	(358.1)	(513.6)	155.5
Foreign exchange loss, net	69.7	257.7	(188.0)
(Gain) from monetary position, net	-	(63.1)	63.1
Integral cost of financing	216.2	135.7	80.5

The net expense attributable to the integral cost of financing increased by Ps.80.5 million, or 59.3% to Ps.216.2 million in second quarter 2008 from Ps.135.7 million in second quarter 2007. This increase reflected primarily i) a Ps.49.9 million increase in interest expense, due mainly to a higher average amount of outstanding debt; ii) a Ps.155.5 million decrease in interest income explained by a reduction of interest rates applicable to foreign currency temporary investments; and iii) the absence of a Ps.63.1 million gain from monetary position recognized in second quarter 2007, as we ceased recognizing the effects of inflation beginning on January 1, 2008, in accordance with Mexican FRS. These unfavorable variances were partially offset by a Ps.188 million decrease in net foreign exchange loss, resulting primarily from a lower average amount of our net asset foreign currency position combined with the appreciation of the Mexican peso, and a favorable net effect from derivative contracts to cover foreign exchange risks.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, decreased by Ps.61.5 million, or 37%, to Ps.104.6 million in second quarter 2008 compared with Ps.166.1 million in second quarter 2007. This decrease reflected primarily a reduction in equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, as well as a reduction in equity in loss of EMI Televisa Music, our 50% interest in a music recording joint venture in the United States.

Income taxes
Income taxes decreased by Ps.0.4 million to Ps.848.5 million in second quarter 2008 from Ps.848.9 million in second quarter 2007. This decrease reflected primarily a reduction in our effective income tax rate.

Minority interest net income
Minority interest net income increased by Ps.261.3 million to Ps.478.3 million in second quarter 2008, from Ps.217 million in second quarter 2007. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment, as well as net income attributable to interests held by minority stockholders in our Cable and Telecom segment.

Other Relevant Information

Cablemás
On June 1, 2008, we began to consolidate the assets, liabilities, and results of Cablemás, S.A. de C.V., and subsidiaries (“Cablemás”) in our consolidated financial statements. Therefore, our second quarter 2008 results include results from operations of Cablemás for one month ended June 30, 2008. Before June 2008, we accounted for our investment in Cablemás applying the equity method. As a result of the consolidation of net assets and one-month results of Cablemás, our consolidated total assets, total liabilities, and total debt as of June 30, 2008, increased by Ps.4,982.4 million, Ps.3,777.3 million, and Ps.2,329 million, respectively; and our consolidated net sales, operating income, and net income for the second quarter 2008 increased by Ps.253.8 million, Ps.36.6 million, and Ps.9.5 million, respectively.

Capital expenditures and investments
In second quarter 2008, we invested approximately US$93 million in property, plant, and equipment as capital expenditures, including approximately US$38.9 million for our Sky segment, US$19.6 million for our Cable and Telecom segment, US$8.7 million for our Gaming business, and US$25.8 million for our Television Broadcasting segment and other businesses segment. In addition, we made investments related to our 40% interest in La Sexta in the aggregate amount of €16.4 million.

Debt and satellite transponder lease obligation
The following table sets forth our total consolidated debt and satellite transponder lease obligation as of June 30, 2008 and 2007. Amounts as of June 30, 2008, are stated in millions of nominal Mexican pesos, and amounts as of June 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

	2Q 2008	2Q 2007	Increase (decrease)
Current portion of long-term debt	1,173.2	500.2	673.0
Long-term debt (excluding current portion)	30,016.3	22,501.0	7,515.3
	31,189.5	23,001.2	8,188.3
Current portion of satellite transponder lease obligation	97.7	94.1	3.6
Long-term satellite transponder lease obligation (excluding current portion)	927.5	1,107.4	(179.9)
	1,025.2	1,201.5	(176.3)

On May 6, 2008, we issued in the aggregate principal amount US$500 million, 6.0% Senior Notes due 2018. In July 2008, we started an offer that will end in August 2008, to exchange these Senior Notes for registered Senior Notes due 2018 under the US Securities Act of 1933.

As of June 30, 2008 and 2007, our consolidated net cash position (cash and cash equivalents, temporary investments, and long-term investments less total debt) was Ps.3,081.1 million and Ps.6,100.8 million, respectively. Long-term investments as of June 30, 2008 and 2007 amounted to Ps.1,240.9 million and Ps.1,204.4 million, respectively.

Share buyback program
During second quarter 2008, we repurchased approximately 2 million CPOs in the aggregate amount of Ps.109.3 million. In April 2008, our shareholders approved the cancellation of 61.1 million CPOs, which had been repurchased by us in 2007 and first quarter 2008.

Dividend payment
In April 2008, our shareholders approved the payment of a dividend of Ps.0.75 per CPO, which was paid in May 2008 for the total amount of approximately Ps.2,230 million.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in second quarter 2008, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 75%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 71.4%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 72.1%.

Outlook for 2008
For the full year, we estimate that both Television Broadcasting sales and operating segment income will grow by approximately 4.5% in nominal terms.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Michel Boyance María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

ASSETS	June 30, 2008 (Unaudited)		December 31, 2007 (Audited)

Current:
Cash and cash equivalents	Ps.	30,287.0	Ps.	25,479.5
Temporary investments		2,742.7		1,825.4
		33,029.7		27,304.9

Trade notes and accounts receivable, net		10,017.2		17,294.7
Other accounts and notes receivable, net		2,857.7		2,590.3
Due from affiliated companies		72.1		195.0
Transmission rights and programming		3,294.7		3,154.7
Inventories		1,415.4		834.0
Other current assets		1,000.3		653.3
Total current assets		51,687.1		52,026.9

Transmission rights and programming		5,529.0		5,252.7
Investments		4,549.1		8,115.6
Property, plant, and equipment, net		28,850.7		25,171.3
Intangible assets and deferred charges, net		11,638.7		8,098.7
Other assets		72.9		38.3
Total assets	Ps.	102,327.5	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

LIABILITIES	June 30, 2008 (Unaudited)		December 31, 2007 (Audited)
Current:
Current portion of long-term debt	Ps.	1,173.2	Ps.	488.7
Current portion of satellite transponder lease obligation		97.7		97.7
Trade accounts payable		5,355.6		4,457.5
Customer deposits and advances		12,038.3		17,145.1
Taxes payable		600.0		684.5
Accrued interest		350.7		307.8
Due to affiliated companies		134.3		127.2
Other accrued liabilities		2,286.1		2,173.9
Total current liabilities		22,035.9		25,482.4
Long-term debt, net of current portion		30,016.3		24,433.4
Satellite transponder lease obligation, net of current portion		927.5		1,035.1
Customer deposits and advances, noncurrent		2,600.2		2,665.2
Other long-term liabilities		3,027.5		2,849.4
Deferred taxes		1,239.8		1,272.8
Pension plans, seniority premiums, and severance indemnities		288.9		314.9
Total liabilities		60,226.1		58,053.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,061.0		10,267.6
Additional paid-in capital		4,547.9		4,547.9
		14,608.9		14,815.5
Retained earnings:
Legal reserve		2,135.4		2,135.4
Reserve for repurchase of shares		-		1,240.9
Unappropriated earnings		19,448.2		21,713.4
Major interest net income for the period		2,894.3		8,082.5
		24,477.9		33,172.2
Accumulated other comprehensive income (loss), net		2,887.2		(3,009.5)
Shares repurchased		(4,826.1)		(7,939.1)
		22,539.0		22,223.6
Total majority interest		37,147.9		37,039.1
Minority interest		4,953.5		3,611.2
Total stockholders' equity		42,101.4		40,650.3
Total liabilities and stockholders' equity	Ps.	102,327.5	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2007
(Millions of Mexican Pesos)

	Three months ended June 30,
	20008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	11,503.6	Ps.	10,118.3	Ps.	9,802.2

Cost of sales[1]		4,961.8		4,336.5		4,209.3

General expenses:
Selling[1]		881.9		806.6		784.4
Administrative[1]		688.7		624.2		606.2
Depreciation and amortization		962.8		764.8		741.9
Operating income		4,008.4		3,586.2		3,460.4
Other expense, net		520.1		81.7		79.3
Integral result of financing:
Interest expense		504.6		468.6		454.7
Interest income		(358.1)		(529.3)		(513.6)
Foreign exchange loss, net		69.7		265.7		257.7
Gain from monetary position, net		-		(65.0)		(63.1)
		216.2		140.0		135.7
Equity in losses of affiliates, net		104.6		171.2		166.1
Income before income taxes		3,167.5		3,193.3		3,079.3
Income taxes		848.5		875.0		848.9
Consolidated net income		2,319.0		2,318.3		2,230.4
Minority interest net income		478.3		223.7		217.0
Majority interest net income	Ps.	1,840.7	Ps.	2,094.6	Ps.	2,013.4

1 Excluding depreciation and amortization.
* We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated statement of income for the three months ended June 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
** We also present our second quarter 2007 results in nominal terms to provide additional comparison with our second quarter 2008 results.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Millions of Mexican Pesos)

	Six months ended June 30,
	20008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	21,041.7	Ps.	18,573.8	Ps.	17,996.5

Cost of sales[1]		9,745.5		8,401.4		8,157.7

General expenses:
Selling[1]		1,633.6		1,477.2		1,435.9
Administrative[1]		1,313.6		1,193.5		1,159.1
Depreciation and amortization		1,956.1		1,483.3		1,439.8
Operating income		6,392,9		6,018.4		5,804.0
Other expense, net		520.1		796.2		773.2
Integral result of financing:
Interest expense		1,153.8		944.0		916.5
Interest income		(781.3)		(851.2)		(826.2)
Foreign exchange loss (gain), net		371.7		(29.3)		(28.7)
Loss from monetary position, net		-		8.8		8.6
		744.2		72.3		70.2
Equity in losses of affiliates, net		289.9		371.8		361.0
Income before income taxes		4,813.8		4,778.1		4,599.6
Income taxes		1,324.7		1,458.3		1,415.4
Consolidated net income		3,489.1		3,319.8		3,184.2
Minority interest net income		594.8		471.7		457.9
Majority interest net income	Ps.	2,894.3	Ps.	2,848.1	Ps.	2,726.3

1 Excluding depreciation and amortization.
* We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated statement of income for the six months ended June 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
** We also present our results for the six months ended June 30, 2007, in nominal terms to provide additional comparison with our results for the six months ended June 30, 2008.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD, AND FOURTH QUARTERS OF 2007 AND FIRST AND SECOND QUARTERS OF 20081:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	2Q08
Channel 2
Rating	10.2	10.1	10.0	10.1	10.6	10.3	9.6	10.5	9.4	10.4	10.6	11.8	11.2	11.9	11.5	11.2	11.5
Share (%)	29.8	28.8	28.5	28.6	29.7	29.5	27.9	28.8	28.0	29.7	29.0	32.0	30.8	33.2	31.7	31.0	32.0
Total Televisa[2]
Rating	23.8	24.8	24.8	25.0	25.5	25.0	24.4	26.3	24.1	24.9	26.2	27.0	26.0	26.1	25.9	25.8	26.0
Share (%)	69.3	70.6	70.3	71.0	71.5	71.6	70.7	71.9	71.4	70.9	71.4	72.9	71.9	73.1	71.8	71.4	72.1

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	2Q08
Channel 2
Rating	13.5	13.4	13.6	14.3	15.2	14.7	13.1	14.6	12.6	14.5	15.2	17.8	16.5	17.4	16.7	16.4	16.8
Share (%)	28.7	28.0	28.3	29.7	31.2	30.6	27.7	28.7	26.9	29.9	29.6	34.5	33.2	35.2	34.0	33.4	34.2
Total Televisa[2]
Rating	31.4	32.6	32.8	33.3	33.9	33.7	32.1	35.3	32.1	33.4	35.7	37.2	35.4	35.9	34.7	34.8	35.1
Share (%)	67.0	68.1	68.3	69.2	69.7	70.1	68.0	69.4	68.8	69.0	69.6	71.8	71.1	72.7	70.7	70.8	71.4

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	2Q08
Channel 2
Rating	18.1	17.7	18.6	19.1	21.1	18.9	15.2	16.2	14.0	18.8	19.0	24.9	23.3	23.0	22.6	22.0	22.5
Share (%)	33.7	32.4	33.1	34.4	37.4	33.8	28.0	27.9	26.5	33.6	31.6	40.5	40.6	40.8	40.2	39.2	40.1
Total Televisa[2]
Rating	36.6	37.7	38.4	38.2	39.4	38.7	36.2	39.2	35.0	38.5	41.5	45.3	43.4	43.0	42.0	41.6	42.2
Share (%)	68.1	68.9	68.3	68.7	70.0	69.2	66.7	67.4	66.4	69.0	69.2	73.7	75.5	76.4	74.5	74.1	75.0

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 22, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President